December 29, 2015

Joanna Lam, CPA
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	PharMerica Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the Quarter Ended September 30, 2015
Filed November 6, 2015
Response letter dated December 8, 2015
File No. 001-33380

Dear Ms. Lam:

This letter responds to your December 23, 2015 response letter to PharMerica Corporation’s (“PharMerica”) response letter dated December 8, 2015 and subsequent email communications between the parties.  As noted in your December 25, 2015 email to PharMerica, you granted PharMerica an extension to respond until January 22, 2016.  PharMerica appreciates the SEC granting this extension and PharMerica will file this letter via EDGAR to confirm our intention to respond by January 22, 2016.

Please contact me if you have any questions or need any additional information.

Sincerely,

/s/ David W. Froesel, Jr.
David W. Froesel, Jr.
Executive Vice President,
Chief Financial Officer & Treasurer